

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2021

Brad Brubaker
Chief Legal Officer
UiPath, Inc.
90 Park Ave, 20th Floor
New York, New York 10016

> **Re: UiPath, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 17, 2020**
> **CIK No. 0001734722**

Dear Mr. Brubaker:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Confidentially Submitted on December 17, 2020

Prospectus Summary, page 4

1. Please provide the basis for your statement that you are "at the forefront of technology innovation and thought leadership in automation, creating an end-to-end platform that provides automation with user emulation at its core." Clarify the criteria on which you base this statement, such as revenue or the number of clients or market share.

Summary Consolidated Financial and Other Data, page 15

2. We note that you intend to present pro forma net loss per share information, which gives effect to the automatic conversion of your outstanding convertible preferred stock into common stock upon effectiveness of this offering. Please consider also including the

impact of any restricted stock awards that will vest upon this offering along with footnote disclosure regarding the additional share-based compensation that will be recognized at such time.

Risks Related to Tax and Accounting Matters

We and our independent registered public accounting firm have identified a material weakness in our internal control..., page 47

3. You state that you have taken steps to remediate the material weakness in your internal controls such as engaging third-party service providers to assist in technical accounting matters. Please revise to describe what additional steps, if any, management has taken to remediate such weakness and what remains to be completed in your remediation efforts. Also, disclose how long you estimate it will take to complete your plans and disclose any associated material costs that you have incurred or expect to incur.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metric, page 73

4. You disclose that annual recurring revenue is defined as "revenue from term subscription licenses and maintenance that you would expect to receive from customers over the following 12 months assuming no increases or reductions in their subscriptions." You also disclose that you cannot accurately predict renewals given the diversity of your customer base. Please address the following:
    • Explain further how you considered renewal rates when including term licenses in your ARR calculations. In your response, tell us your renewal rates for each period that you present ARR information.
    • Clarify for us how this measure is calculated. Specifically address how the up-front revenue received on an annual, quarterly or semi-annual term license is factored into your ARR calculation and provide examples to help explain such calculations.
    • Tell us how multi-year contracts are factored into your calculations and why inclusion of such contracts is appropriate. In your response, tell us the amount of revenue recognized from multi-year contracts for each period presented and the typical terms of such arrangements.

Key Factors Affecting Our Performance

Expanding Within Our Existing Customer Base, page 76

5. You state throughout the filing that dollar-based net retention rate was greater than 130% for each of the last eight fiscal quarters. Please tell us and revise to disclose the actual rate for each period presented and discuss any significant fluctuations in such rates. Similar revisions should be made with regards to your dollar-based gross retention rate. Please also revise to provide the actual customer count for each period presented rather than referring to, for example, more than 6,000 customers.

6.   You provide the number of customers with ARR greater than $100,000 and $1.0 million for each of the last three fiscal years. You also state that sales to larger customers involve additional risks such as longer sales cycles, more complex customer requirements, substantial upfront costs and less favorable terms. Please tell us and disclose the percentage of revenue generated from your customers with greater than $100,000 and $1.0 million of ARR to provide context for this information.

Non-GAAP Financial Measures, page 78

7.   To avoid giving undue prominence to your non-GAAP financial measures, please move this section so that it follows the results of operations disclosures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP C&DIs.

Critical Accounting Policies and Estimates, page 89

8.   Please revise your critical accounting policies to present your analysis of the uncertainties involved in applying an accounting principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to Section V of SEC Release No. 33-8350.

Business, page 118

9.   Please file your material leases as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Management, page 120

10.   You note that all of your directors currently serve on the board pursuant to the provisions of a voting agreement between the company and several of its stockholders. Please file the voting agreement as an exhibit to the registration statement. Refer to Item 601(b) of Regulation S-K.

Executive Compensation, page 124

11.   Please provide the 2020 and 2021 compensation information for your named executive officers in your Summary Compensation Table. Refer to Instruction 1 to Item 402(c) of Regulation S-K.

Choice of Forum, page 145

12.   We note that your forum selection provision identifies the federal district courts of the United States of America as the exclusive forum for claims arising under the Securities Act. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. As you noted, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-14

13.   You state that you offer your platform via SaaS arrangements. Please tell us how much revenue you generate from such arrangements. Clarify for us, and disclose if material, how you account for such arrangements, including whether you consider the license to be a distinct performance obligation. Refer to ASC 606-10-25-19 through 22.

14.   You disclose that "license revenue is recognized at the point in time when the customer is able to use and benefit from the software…" Please clarify whether your reference to "the customer" means a channel partner or end-user customer. Also, tell us how you determine when the customer has obtained control. Refer to ASC 606-10-25-30 and 606-10-50-19.

Deferred Contract Acquisition Costs, page F-15

15.   We note that you have applied the practical expedient in ASC 340-40 in accounting for your contract acquisition costs. We further note that amortization of such costs is recognized consistent with the pattern of revenue recognition for the respective performance obligations. Considering you typically enter into annual contracts and recognize the revenue from the license obligation up-front please tell us the following:
   • Clarify which contracts your deferred contract acquisition costs relate;
   • Tell us the amount of costs expensed as incurred pursuant to the practical expedient for each period presented; and
   • Considering the commissions paid on renewal contracts are commensurate with what is paid on the initial contract, please tell us whether the "period of benefit" ever exceeds the contract term and if so, why.

Note 11. Equity Awards, page F-33

16.   Please provide us with a breakdown of all stock options and restricted stock awards granted during fiscal 2021 or after and include the fair value of the underlying common stock at the date of such grants. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.

General

17.   Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

Brad Brubaker
UiPath, Inc.
January 13, 2021
Page 5

   You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

              Sincerely,

              Division of Corporation Finance
              Office of Technology

cc: Nicole Brookshire, Esq., Cooley LLP